                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end                 December 31, 2000
                       ---------------------------------------------------------

                                      OR

[ ] TRANSITION REPORT PUSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ___________________

Commission file number  000-23423
                      --------------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank
          802 Main Street
          West Point, Virginia 23181

          Virginia Bankers Association Defined Contribution Plan for C&F Mortgage Corporation
          300 Arboretum Place, Suite 245
          Richmond, Virginia 23236

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          C & F Financial Corporation
          802 Main Street
          West Point, Virginia 23181

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank

                              Virginia Bankers Association Defined Contribution

                              Plan for C & F Mortgage Corporation
                              --------------------------------------------------
                                                       (Name of Plans)

Date     June 25, 2001        /S/ Thomas F. Cherry
         -------------        --------------------
                              Thomas F. Cherry
                              Chief Financial Officer

                     VIRGINIA BANKERS ASSOCIATION DEFINED
                             CONTRIBUTION PLAN FOR
                           CITIZENS AND FARMERS BANK

                             West Point, Virginia

                               FINANCIAL REPORT

                               DECEMBER 31, 2000

                                C O N T E N T S

                                                                      Page

INDEPENDENT AUDITOR'S REPORT
  ON THE FINANCIAL STATEMENTS                                           1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits                       2
  Statements of changes in net assets available for
    benefits                                                            3
  Notes to financial statements                                       4-8

SUPPLEMENTAL SCHEDULE

  Schedule of assets held for investment purposes                       9

                         INDEPENDENT AUDITOR'S REPORT




To the Board of Directors
Virginia Bankers Association Defined Contribution
Plan for Citizens and Farmers Bank
West Point, Virginia


     We have audited the accompanying statements of net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Winchester, Virginia

            VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR CITIZENS AND FARMERS BANK

                Statements of Net Assets Available for Benefits
                          December 31, 2000 and 1999



                                                  2000              1999
                                               ----------        ----------

       Assets

Investments, at fair value                     $4,154,313        $4,098,158
                                               ----------        ----------

Receivables:
  Employer contribution                        $  173,649        $  167,058
  Participant contributions                            --             7,220
  Due from brokers                                     --           241,466
  Other                                               809               745
                                               ----------        ----------
      Total receivables                        $  174,458        $  416,489
                                               ----------        ----------

Cash                                           $   28,517        $      - -
                                               ----------        ----------

      Total assets                             $4,357,288        $4,514,647
                                               ----------        ----------


  Liabilities

Settled purchases in excess of cash            $       --        $  240,569
Other liabilities                                      --             2,125
                                               ----------        ----------
      Total liabilities                        $       --        $  242,694
                                               ----------        ----------

      Net assets available for benefits        $4,357,288        $4,271,953
                                               ==========        ==========


See Notes to Financial Statements.

            VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR CITIZENS AND FARMERS BANK

                      Statements of Changes in Net Assets
                            Available for Benefits
                For the Years Ended December 31, 2000 and 1999



                                                                                                  2000                     1999
                                                                                               ----------               ----------
Additions to net assets attributed to:
  Investment income (loss):
    Net appreciation (depreciation) in fair
     value of investments                                                                    $   (286,892)            $    715,665
    Interest and dividends                                                                         24,239                    5,759
                                                                                               ----------               ----------
                                                                                             $   (262,653)            $    721,424
                                                                                               ----------               ----------
  Contributions:
    Employer                                                                                 $    337,840             $    296,151
    Participant                                                                                   248,819                  203,800
    Rollover contributions                                                                         44,884                   18,733
                                                                                             ------------             ------------
                                                                                             $    631,543             $    518,684
                                                                                             ------------             ------------

    Total additions                                                                          $    368,890             $  1,240,108
                                                                                             ------------             ------------

Deductions from net assets attributed to,
  benefits paid to participants                                                              $    283,555             $    248,084
                                                                                             ------------             ------------

    Net increase                                                                             $     85,335             $    992,024

Net assets available for benefits:
  Beginning of period                                                                           4,271,953                3,279,929
                                                                                             ------------             ------------

  End of period                                                                              $  4,357,288             $  4,271,953
                                                                                             ============             ============

See Notes to Financial Statements.

            VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR CITIZENS AND FARMERS BANK

                         Notes to Financial Statements



Note 1. Description of the Plan

        The following description of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

           General

             The Plan is a defined contribution plan maintained by Citizens and Farmers Bank pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all full time employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the calendar quarter after completing three months of service and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

             Effective January 1, 1999, the Plan was restated to include the investment option of C&F Financial Corporation Stock (Employer Stock) registered under the Securities Act of 1933.

           Contributions

             Each participant may elect to defer from 1% to 20% of their pretax annual compensation, as defined in the Plan. The Bank makes a matching contribution to the Plan on behalf of each participant who makes a pretax contribution. The amount the Bank contributes is 100% of the first 5% of compensation. The Bank may also make a discretionary profit sharing contribution, determined annually by the Board of Directors. This contribution is allocated in proportion of a participant's covered compensation to covered compensation of all participants. Discretionary contributions declared or made by the Bank were $175,481 and $158,381 during the plan years ended December 31, 2000 and 1999, respectively. Participants entering the Plan may roll over contributions from other plans. Contributions are subject to certain limitations as established by the Code.

           Participants' Accounts

             Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's contributions (b) Plan earnings and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         Notes to Financial Statements



           Vesting

             The Plan's vesting provision provides that participants are immediately vested in their elective contributions and earnings thereon. Vesting in the Bank's contributions occurs as follows:

                        Number of Years of
                         Vesting Service              Vested Interest
                  -----------------------------       ---------------

                  Less than 3 years                         0%
                  3 years but less than 4 years            20%
                  4 years but less than 5 years            40%
                  5 years but less than 6 years            60%
                  6 years but less than 7 years            80%
                  7 years or more                         100%

           Investment Options

             All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions made into any of 24 separate investment options consisting of managed, indexed or individual equity or fixed income funds.

             A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Stock), the remaining balance and future contributions may be invested in the other investment fund options.

           Participants Notes Receivable

             Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Fund. Loan terms are limited to 5 years or up to 30 years for the purchase of a primary residence. The loans are fully secured by the balance in the participant's account and bear interest at 1/4 of 1% over the Corporation's prime rate and will remain unchanged for the life of the loan. Principal and interest is paid ratably through monthly payroll deductions.

           Payment of Benefits

             Upon retirement or termination of service a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made with the administrator at least 30 days before the benefit payment date. Participants whose vested account balance has never exceeded $5,000 must be paid out in the form of a lump sum distribution.

                         Notes to Financial Statements



           Forfeited Accounts

             At December 31, 2000, forfeited nonvested accounts balances totaled $58,886. These nonvested account balances are to be reallocated among remaining Plan participants. At December 31, 1999, all forfeited nonvested account balances were reallocated among remaining plan participants.


Note 2. Summary of Accounting Policies


           Basis of Accounting

             The financial statements of the Plan are prepared under the accrual method of accounting.

           Use of Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

           Investment Valuation and Income Recognition

             The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant notes receivable are valued at cost which approximates fair value.

             Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

             In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for benefits.

           Benefit Payments

             Benefit payments are recorded when paid.


Note 3. Plan Termination

        Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

                         Notes to Financial Statements



Note 4. Investments

        The following table presents the fair value of investments for the years ended December 31, 2000 and 1999 that represent 5 percent or more of the Plan's net assets.
                                                  December 31,
                                         --------------------------------
                                            2000                 1999
                                         -----------          -----------

          Spartan U.S. Equity Fund       $   434,111          $        --
          Spartan U.S. Treasury Money
           Market Fund                       312,351                   --
          American Century Income
           and Growth Fund                   715,770                   --
          Franklin Small Cap Growth A
           Fund                              224,081                   --
          Janus Fund                         730,605                   --
          Janus Worldwide Fund               221,327                   --
          PIMCO Total Return II
           Administrative Fund               442,835                   --
          Weitz Value Fund                   237,662                   --
          VBA Capital Preservation
           Fund                                   --              232,812
          VBA Moderate Growth Fund                --              420,295
          VBA Wealth Building Fund                --            1,983,723
          VBA Aggressive Appreciation
           Fund                                   --            1,108,289
          SouthTrust U.S. Treasury
          Money Market Fund                       --              254,015

        During the Plan years ending December 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(286,892) and $715,665 as follows:

                                                  December 31,
                                         --------------------------------
                                            2000                 1999
                                         -----------          -----------

          Common Collective Trust Funds  $   (40,844)         $   728,150
          Employer Common Stock              (10,795)             (12,485)
          Registered Investment Companies   (235,253)                  --
                                         -----------          -----------
                                         $  (286,892)         $   715,665
                                         ===========          ===========

                         Notes to Financial Statements



Note 5. Tax Status

        The Internal Revenue Service has determined and informed the trustee/administrator by a letter dated December 23, 1997, that the master Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and Plan sponsor believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.


Note 6. Related-Party Transactions

        The majority of the Plan's assets during the Plan year ended December 31, 1999 were invested in common collective Trust Funds which were managed by the Virginia Bankers Association Benefits Corporation, Plan administrator and trustee of the Plan. Therefore, transactions in these funds qualify as a party-in-interest. Fair market value of these funds are based on closing market quotes of the underlying securities and fees. Charges for services by the party-in-interest are based on customary rates for such services.

        The Plan allows funds to be invested in the common stock of C & F Financial Corporation, the parent company of Citizens and Farmers Bank, the Plan Sponsor. Therefore, C & F Financial Corporation is a party-in-interest. Employer securities are allowed by ERISA and the Department of Labor and the fair value of the common stock is based on quotes from an active market.


Note 7. Administrative Expenses

        Certain administrative expenses are absorbed by Citizens and Farmers Bank, the Plan Sponsor.


Note 8. Significant Amendments and Events

        The Plan was amended and restated effective as of March 15, 2000. The restatement of the Plan and the subsequent issuance of a new Summary Plan Description to participants as of March 2000, included various changes to the Plan. The most significant changes included a revision of Plan investment options to include managed, indexed and self-directed portfolios and a change in the asset custodian to Reliance Trust Company. Reliance Trust Company has been appointed as investment manager by the Plan's Trustee, Virginia Bankers Association Benefits Corporation, for all investment funds other than the Employer Stock Fund. The Fiduciary, with respect to employer stock, is Citizens and Farmers Bank.

            VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR CITIZENS AND FARMERS BANK

                Schedule of Assets Held for Investment Purposes
                               December 31, 2000

                                                                           Fair
                     Description of Asset                                  Value
------------------------------------------------------------            -----------
Registered Investment Companies
    Fidelity U.S. Bond Index Fund                                       $       152
    Spartan U.S. Equity Index Fund                                          434,111
    Spartan Total Market Index Fund                                          22,736
    Fidelity Cash Reserves Fund                                                 487
    Fidelity Inst Cash Portfolio Fund                                         4,203
    Spartan U.S. Treasury Money Market Fund                                 312,351
    American Century Income and Growth Fund                                 715,770
    Dreyfus Short-Term Income Fund                                          216,318
    Franklin Small Cap Growth A Fund                                        224,081
    Janus Fund                                                              730,605
    Janus Worldwide Fund                                                    221,327
    PIMCO Total Return II Administrative Fund                               442,835
    Scudder International Fund                                              154,961
    Strong Advantage Fund                                                   116,578
    Third Avenue Value Fund                                                 215,459
    Vanguard Bond Index Short-Term Fund                                         158
    Weitz Value Fund                                                        237,662
                                                                        -----------
                                                                        $ 4,049,794
                                                                        -----------
Common Stock
    C&F Financial Corporation - Employer Stock                          $    85,681
                                                                        -----------
Loan
    Participant notes                                                   $    18,838
                                                                        -----------

        Total assets held for investment                                $ 4,154,313
                                                                        ===========

                     VIRGINIA BANKERS ASSOCIATION DEFINED
                             CONTRIBUTION PLAN FOR
                           C&F MORTGAGE CORPORATION

                              Richmond, Virginia

                               FINANCIAL REPORT

                               DECEMBER 31, 2000

                                C O N T E N T S

                                                      Page

INDEPENDENT AUDITOR'S REPORT
 ON THE FINANCIAL STATEMENTS                            1

FINANCIAL STATEMENTS

 Statements of net assets available for benefits        2
 Statements of changes in net assets available
  for benefits                                          3
 Notes to financial statements                        4-8

SUPPLEMENTAL SCHEDULE

 Schedule of assets held for investment purposes        9

                         INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Virginia Bankers Association Defined Contribution
 Plan for C&F Mortgage Corporation
Richmond, Virginia


     We have audited the accompanying statements of net assets available for benefits of Virginia Bankers Association Defined Contribution Plan for C&F Mortgage Corporation as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Winchester, Virginia
April 26, 2001

            VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR C&F MORTGAGE CORPORATION

                Statements of Net Assets Available for Benefits
                          December 31, 2000 and 1999






                                                        2000            1999
                                                     -----------    -----------
        Assets

Investments, at fair value                           $ 1,701,020    $ 1,594,573
                                                     -----------    -----------

Receivables:
     Employer contribution                           $    41,533    $   146,801
     Participant contributions                                --            151
     Dividends                                               875             --
                                                     -----------    -----------
          Total receivables                          $    42,408    $   146,952
                                                     -----------    -----------

Cash                                                 $    14,844    $    37,001
                                                     -----------    -----------

          Total assets                               $ 1,758,272    $ 1,778,526

     Liabilities

Other liabilities                                             --         19,623
                                                     -----------    -----------

Net assets available for benefits                    $ 1,758,272    $ 1,758,903
                                                     ===========    ===========


See Notes to Financial Statements.

            VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR C&F MORTGAGE CORPORATION

                      Statements of Changes in Net Assets
                            Available for Benefits
                For the Years Ended December 31, 2000 and 1999




                                                           2000         1999
                                                        ----------   -----------
Additions to net assets attributed to:
   Investment income (loss):
     Net appreciation (depreciation) in fair value
        of investments                                  $ (172,321)   $  193,940
     Interest and dividends                                  4,180         3,420
                                                        ----------   -----------
                                                        $ (168,141)   $  197,360
                                                        ----------   -----------

   Contributions:
     Employer                                           $    48,650   $  147,737
     Participant                                            403,268      496,896
     Rollover and other contributions                        16,268        1,985
                                                        -----------   ----------
          Total additions                               $   468,186   $  646,618
                                                        -----------   ----------

                                                        $   300,045   $  843,978
                                                        -----------   ----------

Deductions from net assets attributed to:
   Benefits paid to participants                        $   287,707   $  179,295
   Administrative expenses                                   12,969        1,345
                                                        -----------   ----------
          Total deductions                              $   300,676   $  180,640
                                                        -----------   ----------

          Net increase (decrease)                       $     (631)   $  663,338

Net assets available for benefits:
   Beginning of period                                    1,758,903    1,095,565
                                                        -----------   ----------

   End of period                                        $ 1,758,272   $1,758,903
                                                        ===========   ==========


See Notes to Financial Statements.

            VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR C&F MORTGAGE CORPORATION

                         Notes to Financial Statements



Note 1.   Description of the Plan

          The following description of the Virginia Bankers Association Defined Contribution Plan for C&F Mortgage Corporation (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            General

               The Plan is a defined contribution plan maintained by C&F Mortgage Corporation pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the month following their employment date and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

               As of January 1, 1999, the Plan was restated to include the investment option of C&F Financial Corporation Stock (Employer Stock) registered under the Securities Act of 1933. Prior to restatement, the Plan was known as the C&F Mortgage Corporation 401(k) Plan.

            Contributions

               Each participant may elect to defer from 1% to 15% of their pretax annual compensation, as defined in the Plan. The Company may make a discretionary profit sharing contribution, determined annually by the Board of Directors. The contribution is allocated in proportion of a participant's contributions to the total contributions of all participants. Discretionary contributions declared or made by the Company were $65,827 and $156,300 during the plan years ended December 31, 2000 and 1999, respectively. Participants entering the Plan may roll over contributions from other plans. Contributions are subject to certain limitations as established by the Internal Revenue Code.

            Participants' Accounts

               Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         Notes to Financial Statements



          Vesting

             The Plan's vesting provision provides that participants are immediately vested in their elective contributions and earnings thereon. Vesting in the Company's contributions occurs as follows:



                                                         Vested Interest
                                                   --------------------------
                                                    Prior to       Effective
                Number of Years of                 January 1,      January 1,
                 Vesting Service                     1998            1998
                ------------------                 ----------     -----------

                Less than 1 year                        0%             0%
                1 year but less than 2 years           25%             0%
                2 years but less than 3 years          50%            25%
                3 years but less than 4 years          75%            50%
                4 years but less than 5 years         100%            75%
                5 years or more                       100%           100%


          Investment Options

             All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions made into over 50 separate investment options. The options include pooled separate accounts, guaranteed interest accounts, money market and managed accounts.

             A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Stock), the remaining balance and future contributions may be invested in the other investment fund options. Participants may change their investment options the first day of the month of each quarter.

          Payment of Benefits

             Upon retirement or termination of service a participant may elect to receive either a lump sum amount equal to the value of the participants vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made with the administrator at least 30 days before the benefit payment date. Participants whose vested account balance has never exceeded $5,000 must be paid out in the form of a lump sum distribution.

          Forfeited Accounts

             At December 31, 2000 and 1999, forfeited nonvested accounts totaling $17,177 and $8,563, respectively, were used to reduce employer contributions.

                         Notes to Financial Statements


Note 2. Summary of Accounting Policies

        Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

        Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

        Investment Valuation and Income Recognition

          The Plan's investments in pooled separate accounts of Manufacturers Life Insurance Company represents ownership of units of participation in various mutual funds. The value of a unit of participation is the total value of each mutual fund within the separate accounts divided by the number of units outstanding. The investments in the pooled separate accounts are stated at fair value and are based on quoted redemption values of the underlying mutual funds on the last day of the year. The Plan's Guaranteed Interest Accounts, guarantee a rate of return for a defined term. The assets are commingled with other assets of Manufacturers Life Insurance Company's general account and are reported at fair value as determined by Manufacturers Life Insurance Company. Common stock is stated at the fair value determined by quoted market prices.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for plan benefits.

        Benefit Payments

          Benefit payments are recorded when paid.


Note 3. Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the portion of their account not previously vested.

                         Notes to Financial Statements




Note 4.   Investments

          The Plan's investment assets are currently held by the custodians, Manulife Financial Corporation and Raymond James Financial Services, Inc. The following table presents investments for the years ended December 31, 2000 and 1999 that represent 5 percent or more of the Plan's net assets.



                                                                                   December 31,
                                                                         --------------------------------
                                                                             2000                  1999
                                                                         ----------             ---------
               Manulife Lifestyle Fund - Aggressive Portfolio              $371,861              $325,613
               Manulife Lifestyle Fund - Balanced Portfolio                 144,490               103,170
               Manulife Lifestyle Fund - Growth Portfolio                   620,245               553,083
               Manulife Science & Technology Fund                            66,741               123,298
               C&F Financial Corporation Stock                               90,698               104,671

          During the years ended December 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(172,321) and $193,940, respectively as follows:


                                                                                   December 31,
                                                                         --------------------------------
                                                                             2000                  1999
                                                                         ----------             ---------

               Common collective trust funds                               $      --             $140,518
               Pooled separate accounts                                     (157,669)              70,364
               Common stock                                                  (14,664)             (16,954)
               Guaranteed investment contracts                                    12                   12
                                                                           ---------             --------

                                                                           $(172,321)            $193,940
                                                                           =========             ========

Note 5.   Tax Status

          The Internal Revenue Service has determined and informed the trustee/administrator by a letter dated December 23, 1997, that the Master Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and Plan sponsor believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

                         Notes to Financial Statements



Note 6.   Related Party Transactions

          The Plan's assets were invested in common collective trust funds during 1999 which were managed by the Virginia Bankers Association Benefits Corporation, Plan administrator of the Plan until the fourth quarter of 1999. Therefore, transactions in these funds qualify as a party-in-interest. Fees charged for services by the party-in-interest are based on customary rates for such services.

          Certain Plan investments are units of pooled separate accounts managed in part by Manufacturers Advisor Corporation. Group annuity contracts for guaranteed interest accounts are issued by Manufacturers Life Insurance Company. Both manufacturers Advisor Corporation and the Manufacturers Life Insurance Company are affiliates of Manulife Financial Corporation, the Plan asset custodian. Therefore, transactions in these investments qualify as party-in-interest. Fees charged for services by the party-in-interest are based on customary rates for such services.

          The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of C&F Mortgage Corporation, the Plan Sponsor. Therefore C&F Financial Corporation is a party-in-interest. Employer securities are allowed by ERISA and the Department of Labor and the fair value of common stock is based on quotes from an active market.


Note 7.   Administrative Expenses

          Certain administrative expenses are absorbed by C&F Mortgage Corporation, the Plan sponsor.


Note 8.   Significant Amendments Events

          During the fourth quarter of 1999, C&F Mortgage Corporation changed asset custodians from SouthTrust Asset Management Company of Georgia,
          N. A. to Manulife Financial Corporation and Raymond James Financial Services, Inc. Investments in C&F Financial Corporation stock are held with Raymond James Financial Services, Inc. All remaining assets are held with Manulife Financial Corporation.

          The Plan's trustee was also changed from the Virginia Bankers Association Benefits Corporation to the Corporation's Chief Financial Officer and the Human Resource Manager. As of the date of our report, the plan documents had not been finalized to reflect these changes.

            VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR C&F MORTGAGE CORPORATION

                Schedule of Assets Held for Investment Purposes
                               December 31, 2000


         Description of Asset                               Type of Asset                            Value
-----------------------------------------              ----------------------------              --------------
Manulife Aggressive Growth Fund                         Pooled separate account                  $   13,288
Manulife Balanced Fund                                  Pooled separate account                       4,701
Manulife Capital Growth Stock Fund                      Pooled separate account                       7,060
Manulife Developing Markets Fund                        Pooled separate account                       2,827
Manulife Dividend & Growth Fund                         Pooled separate account                      15,273
Manulife Emerging Growth Stock Fund                     Pooled separate account                       8,734
Manulife Enterprise Fund                                Pooled separate account                      25,552
Manulife Equity Income Fund                             Pooled separate account                       2,688
Manulife Foreign Fund                                   Pooled separate account                       8,768
Manulife Growth & Income Fund                           Pooled separate account                       1,452
Manulife Growth Equity Fund                             Pooled separate account                       1,075
Manulife Growth Fund                                    Pooled separate account                      20,947
Manulife Growth Opportunities Fund                      Pooled separate account                       3,967
Manulife Growth Plus Stock Fund                         Pooled separate account                      12,130
Manulife High-Quality Bond Fund                         Pooled separate account                       3,338
Manulife High-Yield Fund                                Pooled separate account                       9,694
Manulife Income Fund                                    Pooled separate account                       1,066
Manulife 500 Index Fund                                 Pooled separate account                      41,714
Manulife International Stock Fund                       Pooled separate account                       1,891
Manulife Large-Cap Equity Fund                          Pooled separate account                      25,228
Manulife Lifestyle Fund-Aggressive Portfolio            Pooled separate account                     371,861
Manulife Lifestyle Fund-Balanced Portfolio              Pooled separate account                     144,490
Manulife Lifestyle Fund-Conservative Portfolio          Pooled separate account                       7,834
Manulife Lifestyle Fund-Growth Portfolio                Pooled separate account                     620,245
Manulife Lifestyle Fund-Moderate Portfolio              Pooled separate account                      26,473
Manulife Mid-Cap Equity Fund                            Pooled separate account                      23,771
Manulife All-Cap Growth Fund                            Pooled separate account                       6,767
Manulife Mid-Cap Value Fund                             Pooled separate account                       3,329
Manulife Overseas Fund                                  Pooled separate account                       7,574
Manulife Science & Technology Fund                      Pooled separate account                      66,741
Manulife Select Twenty Fund                             Pooled separate account                      37,697
Manulife Selective Growth Stock Fund                    Pooled separate account                      22,903
Manulife Small Company Stock Fund                       Pooled separate account                      10,616
Manulife Small-Cap Growth Fund                          Pooled separate account                      20,102
Manulife Socially Responsible Fund                      Pooled separate account                       1,737
Manulife Value & Restructuring Fund                     Pooled separate account                      17,465
Manulife Worldwide Fund                                 Pooled separate account                       5,952
C&F Financial Corporation                               Common stock                                 90,698
Guaranteed Investment Contract                          Guaranteed interest accounts                  3,372
                                                                                                 ----------
                                                                                                 $1,701,020
                                                                                                 ==========